UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 – Exit Filing)*

Ocera Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

67552A108
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 67552A108

1	Names of Reporting Persons Vivo Ventures VI, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 89,812
	7	Sole Dispositive Power
	8	Shared Dispositive Power 89,812
9	Aggregate Amount Beneficially Owned by Each Reporting Person 89,812
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.45%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 67552A108

1	Names of Reporting Persons Vivo Ventures Fund VI, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 89,155
	7	Sole Dispositive Power
	8	Shared Dispositive Power 89,155
9	Aggregate Amount Beneficially Owned by Each Reporting Person 89,155
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.45%
12	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 67552A108

1	Names of Reporting Persons Vivo Ventures VI Affiliates Fund, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 657
	7	Sole Dispositive Power
	8	Shared Dispositive Power 657
9	Aggregate Amount Beneficially Owned by Each Reporting Person 657
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0%
12	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 67552A108

1	Names of Reporting Persons Vivo Ventures VII, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 359,265
	7	Sole Dispositive Power
	8	Shared Dispositive Power 359,265
9	Aggregate Amount Beneficially Owned by Each Reporting Person 359,265
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 1.81%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 67552A108

1	Names of Reporting Persons Vivo Ventures Fund VII, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 351,599
	7	Sole Dispositive Power
	8	Shared Dispositive Power 351,599
9	Aggregate Amount Beneficially Owned by Each Reporting Person 351,599
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 1.77%
12	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 67552A108

1	Names of Reporting Persons Vivo Ventures VII Affiliates Fund, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 7,666
	7	Sole Dispositive Power
	8	Shared Dispositive Power 7,666
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,666
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.04%
12	Type of Reporting Person (See Instructions) PN

Item 1.

(a)	Name of Issuer:

Ocera Therapeutics, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

525 University Avenue, Suite 610, Palo Alto, CA 94301

Item 2.

(a)	Name of Person Filing:

This statement is filed on behalf of the following persons with respect to shares of common stock of the Issuer:

(i)
Vivo Ventures VI, LLC, a Delaware limited liability company (“Vivo VI”), as the sole general partner of Vivo Ventures Fund VI, L.P. (“VV Fund VI”) and Vivo Ventures VI Affiliates Fund, L.P. (“Affiliates Fund VI”), with respect to shares held by VV Fund VI and Affiliates Fund VI;

(ii)	Vivo Ventures Fund VI, L.P., a Delaware limited partnership with respect to shares held by it;

(iii)	Vivo Ventures VI Affiliates Fund, L.P., a Delaware limited partnership, with respect to shares held by it;

(iv)	Vivo Ventures VII, LLC, a Delaware limited liability company (“Vivo VII”), as the sole general partner of Vivo Ventures Fund VII, L.P. (“VV Fund VII”) and Vivo Ventures VII Affiliates Fund, L.P. (“Affiliates Fund VII”), with respect to shares held by VV Fund VII and Affiliates Fund VII;

(v)	Vivo Ventures Fund VII, L.P., a Delaware limited partnership, with respect to shares held by it;

(vi)	Vivo Ventures VII Affiliates Fund, L.P., a Delaware limited partnership, with respect to shares held by it. The foregoing persons are herein referred to collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if None, Residence:

575 High Street, Suite 201, Palo Alto, CA 94301

(c)	Citizenship:

Vivo Ventures VI, LLC is a limited liability company organized under the laws of the State of Delaware. Vivo Ventures Fund VI, L.P. is a limited partnership organized under the laws of the State of Delaware.

Vivo Ventures VI Affiliates Fund, L.P. is a limited partnership organized under the laws of the State of Delaware. Vivo Ventures VII, LLC is a limited liability company organized under the laws of the State of Delaware.

Vivo Ventures Fund VII, L.P. is a limited partnership organized under the laws of the State of Delaware.

Vivo Ventures VII Affiliates Fund, L.P. is a limited partnership organized under the laws of the State of Delaware.

(d)	Title and Class of Securities:

Common Stock, par value $0.00001 per share (the “Common Stock”)

(e)	CUSIP No.:

67552A108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a)	Amount Beneficially Owned:

Vivo VI. Vivo VI is the general partner of both VV Fund VI and Affiliates Fund VI. Accordingly, Vivo VI may be deemed to have indirect beneficial ownership of shares of the Issuer directly owned by VV Fund VI and Affiliates Fund VI. As of December 31, 2014, VV Fund VI and Affiliates Fund VI beneficially own 89,155 and 657 shares of Common Stock, respectively.

Vivo VII. Vivo VII is the general partner of both VV Fund VII and Affiliates Fund VII. Accordingly, Vivo VII may be deemed to have indirect beneficial ownership of shares of the Issuer directly owned by VV Fund VII and Affiliates Fund VII. As of December 31, 2014, VV Fund VII and Affiliates Fund VII beneficially own 351,599 and 7,666 shares of Common Stock, respectively.

Each of the Reporting Persons disclaims beneficial ownership of such securities except to the extent of such Reporting Person's pecuniary interest in such securities.

(b)	Percent of Class:

See Item 11 of each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ √ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

See Items 2 and 4.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

VIVO VENTURES VI, LLC

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member

VIVO VENTURES FUND VI, L.P.

By: Vivo Ventures VI, LLC, its general partner

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member

VIVO VENTURES VI AFFILIATES FUND, L.P.

By: Vivo Ventures VI, LLC, its general partner

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member

VIVO VENTURES VII, LLC

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member

VIVO VENTURES FUND VII, L.P.

By: Vivo Ventures VII, LLC, its general partner

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member

VIVO VENTURES VII AFFILIATES FUND, L.P.

By: Vivo Ventures VII, LLC, its general partner

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member